Filed by CBOE Holdings, Inc.

(SEC File No. 001-34774) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

(SEC File No. 001-37732)

The following was posted to the CBOE intranet on September 26, 2016.

Introduction:  Employees continue to be CBOE’s biggest asset.  During this acquisition, one of CBOE’s goals will be to communicate with employees.  The Frequently Asked Questions (FAQs) is a list of common questions that employees may have on a specific topic.  This list starts with those questions that may be more frequently asked.

Question	How does this affect me?

1	How does this affect my job - will there be position eliminations? Will there be opportunities for me in the combined company?

We are in the process of reviewing the worldwide population of both companies and, where it makes sense, we anticipate the combined company will consolidate as appropriate. We expect the transaction to close during the first half of 2017, subject to the satisfaction of customary closing conditions and regulatory clearances and approvals. Listed below is a more detailed timeline. We do not anticipate any position eliminations through the end of 2016.

Today: announcement of acquisition; pre-Town Hall meetings with staff; Town Hall meeting with the CBOE CEO and Bats CEO.

Within approximately 30 days from announcement: leadership meetings with teams and individuals discussing priorities and planning. The goal will be to provide an update for you as to the potential plans for your function.

Within approximately 90 days: continued meetings with teams and individuals to understand functions within the two organizations, identify process gaps and critical migration details.

Within approximately 6 months: provide employees with progress on the integration plans and discuss any other efforts that may need to be started to ensure for a successful integration.

Within approximately 12 months: continue to assess the combined organization’s capabilities and strengths.

2	Does this change the responsibilities of my job and what I do on a day-to-day basis?

We all have responsibility to continue running CBOE’s day-to-day operations effectively and in the ordinary course of business; that does not change as a result of this acquisition. We must execute on our key commitments to customers and partners which means providing the same high level of customer service for which we are well known and performing our individual roles in the most efficient manner possible.

3	If there was a staff reduction, would I receive some type of severance package?

While too premature to assess at this time, every CBOE employee is valued and if your role was affected, we expect that you will receive support to assist with your transition. We will continue to evaluate the staffing levels during the second half of 2017 and the following 12-36 months after the closing. We are committed to treating employees of both companies with fairness and respect throughout the process.

4	How will my salary and 2016 bonus be impacted?	At this time, there is no impact to salaries and our 2016 bonus payable in the first quarter of 2017 will proceed based on company financial and individual performances.

5	When will I learn more? How can I get more information?

You can ask questions of your direct manager and management team. You can also submit questions to cboehr@cboe.com. The most frequently asked FAQs and their answers will be posted on the intranet periodically and accessible to all employees.

Employment, Pay, & Benefits

6	If CBOE acquired Bats, why would there be potential for staff reductions at CBOE? If so, what departments will experience reductions?

When two successful companies join together, the result is a combined organization that creates new and exciting opportunities. At the same time, there will be some duplication of employee functions between the two companies, and upon the close of the transaction, we anticipate some level of reduction in force. While we anticipate the integration team will identify opportunities for cost savings, the primary motivation for this acquisition is to create scale and revenue diversification as well as diversifying CBOE’s business mix.

7	Should I be looking for another job?

Each role is critical to the organization as we continue to evaluate the efforts of the combined organization. We ask for your continued commitment. We anticipate there could be new or different opportunities in the combined company within some areas.

8	What happens if I decide to leave CBOE before the effective date of the agreement?	If your position would happen to be affected by the workforce reduction and you voluntarily leave CBOE prior the process being completed, you will not be eligible for any type of severance.

9	Will there be any changes to my pay and benefits as a CBOE employee?

We expect that CBOE employees will continue with their existing benefits plans and existing compensation. We will continue to evaluate the various award programs of the two companies - benefits, compensation, paid time off, etc.

General

10	Why did CBOE decide to acquire Bats?

We have always looked for opportunities that align with our strategy, and complement our core business, enhance our product offerings, and provide tools that ultimately support or enhance trading in our premium products. We believe this transaction accomplishes all of those objectives and will deliver significant shareholder value as it creates a leading global exchange group with a significantly greater scale than CBOE standalone, combined revenue of over $1 billion and significantly greater revenue diversity and mix of business.

11	What is Bats?

Bats Global Markets, Inc. (Bats) is a leading operator of exchanges and services for financial markets around the globe. In the U.S., Bats operates four stock exchanges - BZX Exchange, BYX Exchange, EDGX Exchange, and EDGA Exchange - also known as the Bats Exchanges. These are registered national stock exchanges that compete with the New York Stock Exchange and NASDAQ, and are regulated by the Securities and Exchange Commission. Bats is currently the largest stock exchange operator in the U.S. on any given day. Bats also operates two U.S. equity options markets - BZX Options and EDGX Options. In Europe, Bats Europe is the largest equities exchange competing with other major European stock exchanges such as the London Stock Exchange and Deutsche Börse. Currently, securities from more than 15 European countries are available to be traded on Bats Europe.

12	Who is acquiring who and what are the terms of the acquisition?

Upon the closing of the transaction, CBOE will acquire Bats for approximately $3.2 billion (based on the closing price of CBOE stock on September 23, 2016) and intends to fund the purchase price through a mix of stock and debt.

13	Why is this considered an acquisition?

CBOE is purchasing Bats and we are bringing together two leading exchanges that have exhibited tremendous growth. We expect to be able to combine the capabilities and best practices from both companies.

14	What are some of the strengths of Bats and how will it benefit CBOE?

Bats has a strong growth profile with diversification of our revenue stream as one of the key benefits. They are a leading cash-equities franchise, the second largest U.S. equities exchange, the largest in ETF volume and the largest pan-European operator. They are the fourth largest FX platform with growing market share and have significant non-transaction based revenues. They are also a highly regarded proprietary technology platform driving significant efficiencies and operating leverage that will provide growth opportunities for CBOE via U.S. options, FX market data fees and ETF sector trends.

15	Why is CBOE acquiring Bats and what are we expecting to achieve in the newly integrated firm?

The acquisition of Bats will strengthen our position as a global leader in innovative tradable products and services and is a transformative next step in our growth strategy. It will bring together two world-class organizations and management teams with complementary strengths. It will strengthen our leadership in facilitating and enhancing trading in a global marketplace and align with our strategic imperatives including expanding our customer base globally. Additional benefits and the ultimate goals of the integration include diversification of our revenue streams, growing geographic footprint, asset class diversification, enhanced services and strategic positioning and a cutting-edge technological platform with significant operational efficiencies.

16	How does this acquisition impact CBOE’s long-term growth prospects?

By leveraging Bats’ technology and customer reach, CBOE hopes to broaden distribution of its robust offerings to provide greater breadth and depth of products and services that will benefit market participants. The acquisition also provides the opportunity to further grow Bats’ product lines through CBOE’s product development expertise and resources.

17	What value is this acquisition expected to create?

This transaction will merge two like-minded, efficient and innovative high-growth companies. The acquisition will create scale and revenue diversification that significantly diversifies CBOE’s business mix with non-transaction and market data revenue. Nearly 40 percent of total revenues for the combined company will be attributed to non-transaction based revenue and a large and growing market data opportunity.

18	Why is the transaction good for employees?

We believe that employees of the combined company will benefit from being part of a company that will have the scale, breadth and synergies to compete more effectively and profitably in the global marketplace, which we expect will create greater opportunities.

19	How will this acquisition improve our ability to compete internationally?

As a combined company, we believe we will be better positioned to capitalize on global trends and compete more effectively as the industry continues to transform. The combined company should provide customers with efficient global access to a wide array of products supported through proprietary technology and global distribution. With a stronger global footprint, we will have employees located outside the U.S., which will also help us compete more effectively including footprint in the UK with FX business.

20	What is the expected close date of this acquisition?	We expect the transaction to close during the first half of 2017, subject to the satisfaction of customary closing conditions and regulatory clearances and approvals.

21	Why weren’t we notified of this news earlier?	We issued a press release shortly after the merger agreement was signed.

22	Am I allowed to discuss this acquisition with employees of Bats or anyone outside of CBOE?

No.  We must continue to operate as two separate entities until the transaction is complete. If you are involved with the integration-planning activities, you will be given separate guidance regarding the sharing of information with Bats prior to closing. In addition, it is important that we speak with one voice on this topic. If you receive calls from the media, please forward those calls to Corporate Communications at 312-786-7323. Please direct calls from investors and analysts to Investor Relations at 312-786-7136.

23	What am I allowed to say about this acquisition (if I am asked about it by friends, family, customers, vendors, suppliers, etc.)?

Your response to any questions should be, “I cannot discuss the details of the transaction because of legal restrictions.” As an employee of CBOE, you are only allowed to talk about information that has been made public and is widely known outside of CBOE, such as information in the press release. If you have any questions about what information can be disclosed, please contact the Legal Department. You should not speculate on what will happen or give opinions on rumors about the transaction.

24	What is planned in the coming weeks and months to prepare for the closing?

As we work toward the close of the transaction, we will be developing the foundation for the new organization. An integration team will be formed to oversee the design and transition of the combined company. This is a multi-step process, meaning first the transaction closes, then the integration plan for the two companies will begin.

Company Structure

25	Who will lead the combined company?

The CBOE CEO will remain the CEO of the combined company. Subject to and effective upon the closing of the transaction, the Bats CEO will become President and COO, succeeding CBOE’s current President and COO, who will retire following the close of the transaction. Subject to and effective upon the closing of the transaction, the Bats CIO will succeed CBOE’s CIO, who is also planning to retire at the close of the transaction. The CBOE CFO will remain as CFO of the combined company.

26	What will the name of the new company be?	The name of the combined organization will be CBOE.

27	How many employees will the combined company have?

We need to ensure we have the right roles, and the right talented people in those roles, to continue to grow. At this time, except for the leadership positions announced in the press release, no decisions have been made regarding the structure of the new organization or the number of employees.

28	How will the company be structured?	Bats will become a wholly owned subsidiary of CBOE.

29	Who will lead the different business groups?	The management structure will be evaluated as part of the organizational review, and we expect to complete the process prior to the closing.

30	Will functions be combined and if so, which ones and when?

When two successful, growing companies with highly dedicated employees join together, there will inevitably be duplication of employee functions. We are reviewing functional efficiencies and expect some consolidations upon close of the transaction and the period following.

31	Who will be making decisions regarding the integration of the two companies?	We have a dedicated integration team in place that reports directly to the CBOE CEO. The integration team consists of various team members from each of the functional areas of CBOE and Bats.

32	What changes do you anticipate prior to the close and what is the timeline?

Until the close of the transaction, both CBOE and Bats will continue to operate as independent companies. We all have a responsibility to continue running CBOE’s day-to-day operations effectively and in the ordinary course of business; that does not change as a result of this acquisition. We must execute on our key commitments to customers and partners. That means providing the same high level of customer service for which we are well known and performing our individual roles in the most efficient manner possible.

33	What types of changes do you anticipate after the close and what is the timeline?

We are in the process of determining the best course of action. CBOE is putting in place a detailed integration plan. We believe that we can achieve cost synergies and establish a stronger company that offers even broader opportunities for employees and delivers superior solutions to our customers. We expect to begin implementing some changes upon closing, while we expect others will occur over the following 12-36 months after the closing.

34	What is the impact to employees’ day-to-day activities and responsibilities?

Prior to the closing, except with respect to integration-related activities, we expect day-to-day activities and responsibilities for CBOE employees to remain the same. Employees are vital to CBOE’s ongoing success. Employees should remain focused on their work which is vital to CBOE’s continued success. We will continue to plan for 2017 for CBOE, according to the established budgeting process and timetable. This will also include planning for the integration of the new organization.

35	What type of things do CBOE and Bats do similarly? Differently?

CBOE and Bats share a similar culture based on the goal of efficiently leveraging innovation to better serve customers and the broader marketplace and enhance stockholder value. Bringing these companies together will require a thoughtful integration plan, and we are well on the way to developing that plan. The integration of the two companies will be led by executives from Bats and CBOE, and planning will begin immediately. Bats has substantial experience in integrating companies in the exchange space, and their expertise will be very valuable in that regard. We are confident that we will be able to facilitate a smooth transition working alongside Bats.

Locations

36	Where will the company be headquartered?	Headquarters for the company will be at CBOE’s current headquarters’ location. Other departments’ main locations will be determined as part of the organizational review.

37	Where does Bats have large employee populations?

Bats has about 300 employees in locations around the world. Its primary facilities include a majority of their business development and executive team in New York City, their systems team in Kansas City, MO and a large presence in the UK and Ecuador.

38	Will we have the same data centers?	Both companies have data centers. We will evaluate how to best integrate these facilities as we evaluate how to best integrate our teams.

39	CBOE and Bats have offices in several of the same cities. Will there be facility consolidations and if so, which locations?

We will review the worldwide locations of both companies and, where it makes sense, we anticipate the combined company will consolidate facilities as appropriate. We expect to begin implementing some changes upon closing, while we expect others will occur over the following 12-36 months after the closing. We currently plan to continue the building/space renovations that have started. The timing and areas of focus will continue to be under review.

40	Will CBOE employees be reassigned to other positions or be asked to transfer?

While CBOE and Bats have announced this agreement, it is important to note that CBOE remains an independent company until the transaction closes. We can’t speculate on what may happen to positions if the transaction closes.

Integration

41	How do the cultures of the two companies compare?	CBOE and Bats have compatible cultures. We share similar high ethical values, and commitments to shareholder value, operational excellence, innovation and customer satisfaction.

42	How will the integration process of the two companies be managed?

Integration planning has already begun and will continue throughout all phases of the acquisition including post-acquisition. The integration team consists of various team members from each of the functional areas of CBOE and Bats.

43	When and how will we receive progress updates?	We will provide updates, as appropriate, over the intranet or by email.

44	What product and technology synergies does CBOE hope to achieve by this acquisition?

We believe the combined company will be able to offer increased productivity through streamlined workflow and tighter integration. However, until the close of the transaction, the companies will continue to operate their respective businesses as usual. We believe the combined company will provide asset class diversification through Bats’ FX platform, ETF product line and cash equities as well as opportunity to further grow Bats’ product lines through CBOE’s product development, expertise and resources. In addition, the enhanced index services should enable CBOE to leverage Bats’ market data and global customer reach to build an even more robust index business. We expect streamlined technology through a single, proven platform to underlie the combined markets of CBOE and Bats, which should allow for efficient cross-asset trading. We expect to leverage the combined strengths of both technology platforms and integrate its existing hybrid options trading and futures platform into Bats’ trading system.

45	What will occur to any new systems development efforts?

We are reviewing the organization to determine the optimal structure and best use of resources throughout the entire organization and expect to complete the process prior to the closing. Vector continues to be a key strategic initiative, and we will continue to evaluate synergies. Following the close of the transaction, CBOE expects to leverage the combined strengths of both companies’ technology platforms and integrate its existing hybrid options trading and futures platform into Bats’ trading system.

46	Who should I contact if I have additional questions?

For the time being, your primary point of contact for questions is your direct manager. You can also submit questions to cboehr@cboe.com. We will monitor submissions to this mailbox and provide responses as appropriate.

Cautionary Statements Regarding Forward-Looking Information

This  communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding post-closing integration or optimization of the combined businesses, expected pro forma revenue, anticipated synergies, the expected benefits of the proposed transaction and the anticipated timing of the closing or integration efforts. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: CBOE’s ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction. Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being made in respect of the proposed merger transaction involving CBOE Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR Bats ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at

http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting BATS’ Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.